15046332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49653 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 W. Main St.
(No. and Street)

Brevard (City) | NC (State) | 28712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

N. Craig Gilmore | 828-393-0088 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Pkwy, Ste. 103 (Address) | Charlotte (City) | NC (State) | 28277 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, N. Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA S. BALKEN
NOTARY PUBLIC
Henderson County, NC
My Commission Expires May 12, 2019

Notary Public

Signature

Financial & Operations Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
And Report of Independent
Registered Public Accounting Firm

# Carolina Financial Securities, LLC

As of December 31, 2014

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Financial Statements
And Report of Independent
Registered Public Accounting Firm

# Carolina Financial Securities, LLC

As of December 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49653 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 W. Main St.
(No. and Street)

| Brevard | NC | 28712 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

N. Craig Gilmore — 828-393-0088
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

| 7725 Ballantyne Commons Pkwy, Ste. 103 | Charlotte | NC | 28277 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, N. Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA S. BALKEN
NOTARY PUBLIC
Henderson County, NC
My Commission Expires May 12, 2019

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

**Report of Independent Registered Public Accounting Firm**

To the Members of
Carolina Financial Securities, LLC:

We have audited the accompanying statement of financial condition of Carolina Financial Securities, LLC (the Company) (a North Carolina limited liability company) as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statement. Carolina Financial Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 19, 2015

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

**Statement of Financial Condition**

December 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ | 554,829 |
| Accounts receivable, net | | 35,744 |
| Prepaid expenses | | 783 |
| Total current assets | | 591,356 |
| Property and equipment, net | | 0 |
| Investments | | 0 |
| Total assets | $ | 591,356 |
| **Liabilities and Members' Equity** | | |
| Current liabilities | | |
| Accounts payable | $ | 20,072 |
| Commissions payable | | 4,664 |
| Customer deposit on expense | | 3,991 |
| Preferred distributions payable | | 2,400 |
| Accrued expenses | | 25,563 |
| Total current liabilities | | 56,690 |
| Members' equity | | 534,666 |
| Total liabilities and members' equity | $ | 591,356 |

The accompanying notes are an integral part of this financial statement.

**Notes to Financial Statement**

December 31, 2014

## 1. Organization

Carolina Financial Securities, LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of North Carolina in 1997, and conducts its operations in Brevard, North Carolina. The Company is licensed in 29 states. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments.

At December 31, 2014, Carolina Financial Securities, LLC was a member in good standing with the Security Investor Protection Corporation (SIPC).

## 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Fee Revenue

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related services. The Company receives non-refundable placement fees in most transactions. Placement fees are success-based income and therefore the Company recognized placement fees as revenue upon receipt.

Other revenues relate primarily to billable transaction costs. Billable transactions costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agreed-upon terms.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2014, there were no interest or penalties recorded or included in the Company's financial statements. The Company, which files income tax returns in the U.S. federal jurisdiction and North Carolina, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Property, Improvements and Equipment
Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

The following is a summary of equipment and improvements at cost, less accumulated depreciation:

| | Useful Lives | | |
|---|---|---|---|
| Computers and office equipment | 5 years | $ | 86,752 |
| Office furniture and fixtures | 7 years | | 45,313 |
| Leasehold improvements | 15 years | | 18,092 |
| | | | 150,157 |
| Accumulated depreciation | | | (150,157) |
| Property and equipment, net | | $ | - |

Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss is reflected in operations during the period of disposition.

Limited Liability
As a limited liability company, the member's liability is limited to his investment in the Company plus any personal guarantees the member has made on company obligations.

Advertising Expenses
Costs associated with advertising are charged to expense as incurred. Advertising expenses approximated $1,675 for 2014.

## 3. Related Party Transactions

The Company advanced funds during prior years to a member, in the amount of $14,529, with no specified interest rate and no specific terms of repayment. An allowance for doubtful accounts has been established to fully reserve the entire amount of the advanced funds.

The Company advanced funds to Rehab Support Services, LLC a related party through common ownership. These advances totaled $170,141 through December 31, 2014. Due to the highly uncertain nature of the

Company's ability to collect the advanced funds, Management decided to write-off the loan as bad debt on December 31, 2014.

The Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. Total fees charged for the years ended December 31, 2014 were $1,133,043 and were included in their respective expense accounts in the financial statements.

**4. Net Capital Requirements**

Carolina Financial Securities, LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014, the Company had net capital, as defined, of $498,139. At the same date the Company's ratio of aggregate indebtedness to net capital was .1138. Accordingly, the Company was in compliance with the net capital requirements.

**5. Members' Equity**

The Company has two classes of member equity interest, Common Interest and Preferred Redeemable Interests.

Common Interests in the equity of the Company contain all voting privileges, and have no special preference regarding Company distributions or treatment upon Company liquidation.

Preferred Redeemable Interests hold no voting rights; contain a preferred cumulative distribution clause of 12% of the member's total investment (to be paid quarterly), and have preference upon Company liquidation. Preferred Redeemable Interests are redeemable at the Company's preference, generally after a specified date (dictated by each term sheet signed by the investors) and after the payment of all accrued preferred distributions.

**6. Contingencies**

The Company is currently the subject of a customer arbitration filing related to a private placement investment of $2,450,000 facilitated by the Company in which the issuer was conducting a fraud, and for of which the complaining investor represents $150,000 invested. The Company has been successful in securing for investors a preferred return position for recovery funds that the Trustee in the fraud case is able to secure. The investor group has been refunded approximately $650,000 to date. The complaining investor is actively receiving his pro rata share of funds back as they are recovered. Therefore, the magnitude of losses that the investor will realize once recoverable funds have been received is currently unknown. Management, in consultation with legal counsel, believes that the Company conducted a reasonable level of due diligence prior to conducting the offering, and therefore does not have liability for the investor's losses.

In addition, related to the same offering, FINRA has issued the Company a Wells letter in which it indicated the intention to take regulatory action against the Company. The Company is of the belief that the complaint is without merit, and therefore intends to vigorously defend itself.

Because of the belief that the probability of loss to the firm related to the above matters is remote, and the amount of potential loss is so unknown, the Company has not recorded any contingent liabilities related to these matters.

## 7. Subsequent Events

The Company has evaluated the financial statements for subsequent events that may have occurred since December 31, 2014, through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.